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                                                                  EXHIBIT (a)(9)

             JWCharles Financial Services Completes Exchange Offer
                          for the Americas Growth Fund

        Boca Raton, Florida, September 23, 1997: JWCharles Financial Services, Inc. ("JWCFS") (AMEX: JWC) announced today that its offer to exchange (the "Exchange Offer") shares of its common stock for any and all (but not less than 51%) of the outstanding shares of common stock of The Americas Growth Fund, Inc. ("AGRO") (Nasdaq: AGRO) was completed with the expiration of the Exchange Offer at 12:00 midnight, Atlanta time, September 22, 1997. A total of approximately 822,938 shares of AGRO common stock (including approximately 16,380 shares tendered subject to notices of guaranteed delivery), representing approximately 65% of the outstanding shares of AGRO common stock, were tendered pursuant to the Exchange Offer. All shares of AGRO common stock tendered were accepted for exchange by JWCFS according to the terms of the Exchange Offer on the basis of
 .431 share of JWCFS common stock for each share of AGRO common stock. The tendered shares together with the shares already owned by JWCFS represent approximately 91% of the outstanding shares of AGRO common stock.

        JWCFS, through its wholly-owned subsidiaries, engages in securities brokerage, trading, investment banking and a wide range of related financial services provided to individuals, businesses and other brokerage firms. AGRO is a business development company with an investment objective of achieving long-term capital appreciation of assets by investing in U.S. companies.

        This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of JWCFS securities referred to in this news release in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.